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                            April 29, 2022

       Joe Fisher
       Chief Financial Officer
       NAVIENT CORP
       123 Justison Street
       Wilmington, DE 19801

                                                        Re: NAVIENT CORP
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            File No. 001-36228

       Dear Mr. Fisher:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal period ending December 31, 2021

       Note 4. Allowance for Loan Losses, page F-27

   1.                                                   We note your accounting
policy on pages F-16     F-17 related to the allowance for loan
                                                        losses. Please tell us
how your allowance excluding expected recoveries on charged-off loans complies with the
guidance in ASC 326-20-50-13 as amended by ASU 2019-04.
   2. Tell us how your accounting for expected recoveries of amounts previously written off and expected to be
written off complies with the guidance in ASC 326-20-30-1, including that it should not
exceed the aggregate of amounts previously written off and expected to be written off.

   3.                                                   Tell us how you
considered Question 100.04 of Non-GAAP C&D   s and Rule 100(b) of
                                                        Regulation G as the
allowance at the end of the period excluding expected future recoveries on
charged-off loans appears to be a tailored accounting measurement.
 Joe Fisher
NAVIENT CORP
April 29, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Dave Irving at (202) 551-3321 or Michelle Miller at (202) 551-
3368 with any questions.



FirstName LastNameJoe Fisher                              Sincerely,
Comapany NameNAVIENT CORP
                                                          Division of
Corporation Finance
April 29, 2022 Page 2                                     Office of Finance
FirstName LastName